SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Morgan’s Foods, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

616900106

(CUSIP Number)

Matthew B. Efird, Esq. Robinson, Bradshaw & Hinson, P.A. 101 N. Tryon Street, Suite 1900 Charlotte, NC 28246 (704) 377-8132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 616900106

1.	NAME OF REPORTING PERSONS AJB Investment Fund II, LP (EIN: 45-3042117)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWERS 134,089
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 134,089
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,089
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.31%
14.	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AJB Capital, LLC (EIN: 90-0543472)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 134,089
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 134,089
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,089
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.31%
14.	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam Bradley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,527
	8.	SHARED VOTING POWER 134,089
	9.	SOLE DISPOSITIVE POWER 14,527
	10.	SHARED DISPOSITIVE POWER 134,089
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,616
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.67%
14.	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.	Security and Issuer.

This statement relates to the shares of Common Stock, no par value, (“Common Stock”) of Morgan’s Foods, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 4829 Galaxy Parkway, Suite S, Cleveland, Ohio 44128.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	AJB Investment Fund II, LP, a North Carolina limited partnership (“AJB Fund II”),

•	AJB Capital, LLC, a North Carolina limited liability company (“AJB Capital”), and

•	Adam Bradley, a United States citizen (“Mr. Bradley”)

AJB Capital is the general partner of AJB Fund II. Mr. Bradley is the manager of AJB Capital.

The principal business address for each of AJB Fund II, AJB Capital, and Mr. Bradley is 1604 Rutherford Hill Court, Wake Forest, North Carolina 27587.

The principal business of AJB Fund II is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of AJB Capital is providing investment management services and serving as the general partner of AJB Fund II and AJB Investment Fund, LP, a North Carolina limited partnership.

Mr. Bradley’s principal occupation is serving as the manager of AJB Capital.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the 148,616 shares of Common Stock at an aggregate cost of $121,611.73. The funds used to purchase the shares of Common Stock beneficially owned by AJB Fund II were obtained from the general working capital of AJB Fund II, which may at any given time include funds borrowed in the ordinary course in their margin accounts. Personal funds were used to purchase the shares of Common Stock beneficially owned by Mr. Bradley.

ITEM 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, including examining strategic alternatives, recommending changes to the Issuer’s capital structure, and requesting representation on the Board of Directors of the Issuer, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may in the future meet with and/or send correspondence to the Issuer’s management and/or Board of Directors to discuss any such purposes, plans or proposals.

Except as set forth herein, including with respect to the potential for a proposal that relates to a transaction described in subparagraph (d) of Item 4 of Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own:

(i) AJB Fund II owns 134,089 shares of Common Stock representing 3.31% of all the outstanding shares of Common Stock.

(ii) AJB Capital may be deemed to be the beneficial owner of the 134,089 shares of Common Stock held by AJB Fund II representing 3.31% of all the outstanding shares of Common Stock.

(iii) Mr. Bradley may be deemed to be the beneficial owner of the 134,089 shares of Common Stock beneficially owned by AJB Capital representing 3.31% of all the outstanding shares of Common Stock and owns 14,527 shares of Common Stock representing .36% of all the outstanding shares of Common Stock.

(vii) Collectively, the Reporting Persons beneficially own 148,616 shares of Common Stock representing 3.67% of all the outstanding shares of Common Stock.

All percentages set forth in this Schedule 13D are based upon 4,048,147 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the quarter ended November 10, 2013.

(b) AJB Fund II, AJB Capital and Mr. Bradley have shared power to vote or direct the vote of the 134,089 shares of Common Stock held by AJB Fund II.

AJB Fund II, AJB Capital and Mr. Bradley have shared power to dispose or direct the disposition of the 134,089 shares of Common Stock held by AJB Fund II.

Mr. Bradley has sole power to vote or direct the vote of the 14,527 shares of Common Stock.

Mr. Bradley has sole power to dispose or direct the disposition of the 14,527 shares of Common Stock.

(c) No transactions were effected by AJB Fund II during the past sixty (60) days:

The following transactions were effected by Mr. Bradley during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
5/16/14	Common	(16,059)	$4.95
5/15/14	Common	(40,000)	$4.95
5/1/14	Common	(1,900)	$4.95
4/30/14	Common	(10,000)	$4.95

The above transactions were effected on the open market.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 20, 2014

AJB INVESTMENT FUND II, LP
By: AJB Investment Management, LLC, as General Partner

By:	/s/ Adam Bradley
Adam Bradley, Manager

AJB CAPITAL, LLC

By:	/s/ Adam Bradley
Adam Bradley, Manager

/s/ Adam Bradley
Adam Bradley

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Morgan’s Foods, Inc. dated as of May 20, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 20, 2014

AJB INVESTMENT FUND II, LP
By: AJB Investment Management, LLC, as General Partner

By:	/s/ Adam Bradley
Adam Bradley, Manager

AJB CAPITAL, LLC

By:	/s/ Adam Bradley
Adam Bradley, Manager

/s/ Adam Bradley
Adam Bradley